Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Intermap Technologies Corporation (“Intermap” or the “Company”)

385 Inverness Pkwy, Suite 105

Englewood, CO 80112

USA

Item 2	Date of Material Change

September 29, 2025

Item 3	News Release

A news release disclosing the material change was disseminated on September 29, 2025 through the services of GlobeNewswire.

Item 4	Summary of Material Change

On September 29, 2025, Intermap completed a “bought deal” public offering of 9,584,100 Class A common shares in the capital of the Company (the “Common Shares”) for aggregate gross proceeds of $28,752,300.

Item 5.1	Full Description of Material Change

On September 29, 2025, Intermap completed a “bought deal” public offering of 9,584,100 Common Shares at a price of $3.00 per Common Share for aggregate gross proceeds to the Company of $28,752,300, including the exercise in full of the over-allotment option granted to the Underwriters (as defined herein) (the “Offering”). The Offering was underwritten by a syndicate of underwriters led by Stifel Nicolaus Canada Inc. (the “Lead Underwriter”), and which included Canaccord Genuity Corp. and Beacon Securities Limited (collectively with the Lead Underwriter, the “Underwriters”).

The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes, as more particularly described in the prospectus supplement dated September 24, 2025, to the short form base shelf prospectus of the Company dated September 15, 2025, both of which are available on the Company’s profile on SEDAR+ at www.sedarplus.ca.

In connection with the Offering, the Company paid the Underwriters an aggregate cash commission of $1,725,138 and issued the Underwriters an aggregate of 575,046 compensation warrants (the “Broker Warrants”). Each Broker Warrant entitles the holder thereof to purchase one Common Share at an exercise price of USD$2.1758, at any time until September 29, 2027.

Item 5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Item 9	Date of Report

October 9, 2025.

1

Cautionary Note Regarding Forward-Looking Information

Certain information provided in this material change report, including reference to the intended use of the net proceeds of the Offering, constitutes forward-looking statements. The words “will”, “intends”, “expected to”, “subject to” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, the nature of government contracts, including changing political circumstances in the relevant jurisdictions, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form for the year ended December 31, 2024 and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this material change report are made as at the date of this material change report and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

2